Crypto-Services, Inc.

711-8 Lee Centre Dr.

Scarborough, ON

Canada M1H 3H8

March 24, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Jeff Kauten, Attorney-Advisor

Re:

Crypto-Services, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 6, 2015

File No. 333-200760

Dear Mr. Kauten:

Crypto-Services, Inc. (the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 20, 2015, regarding the above referenced filing. As requested, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Use of Proceeds, page 19

1.

Your disclosure that you will use $510,000 to develop your website if ten percent of the shares are sold greatly exceeds the proceeds you may receive from this offering. Please revise or advise.

Response:

We respectfully inform the Staff that we have revised the typo errors on page 19 to reflect that the proceeds to be used in website development is $10,000 instead of $510,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

2.

Your disclosure that your expenses from inception through August 31, 2014 were $10,170 is inconsistent with the disclosure in your Statement of Expenses. Please revise or advise.

Response:

We respectfully inform the Staff that we have revised our disclosure on page 25 to disclose that our expenses from inception through November 30, 2014 were $10,017.

We hope that the foregoing addresses all of the Staff's comments.  In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at 1-702-290-8649.

The Company acknowledging that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Crypto-Services, Inc.

By: /s/ Gordon Hum

Gordon Hum

Chief Executive Officer